FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 6, 2025

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Listed Company with Authorized Capital
CNPJ/MF No. 07.628.528/0001-59
NIRE 35.300.326.23

Monitoring Agricultural Operations Estimates

CROP YEAR 2024/2025

A BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), the Brazilian leader in the acquisition, development, and sale of rural properties with high appreciation potential, informs its shareholders and the general public about the monitoring and possible changes in the agricultural operations estimates for the 2024/2025 crop year.

Planted Area by Crop (hectares)

With the completion of grain planting, the total planted area increased by 3% compared to the previous crop year, showing a 1% deviation compared to the initial estimate.

Production by Crop (tons)

We completed the crop planting under favorable weather conditions, and the crops are showing satisfactory development. As a result, we expect to increase the total production of grains and cotton by 2% compared to the initial estimate.

So far, soybean harvesting has reached 7%. Corn and bean harvesting is expected in April, and cotton in late May.

Sugarcane

In November, we concluded the sugarcane harvest, collecting 2.0 million tons of cane, with a TCH (Tons of Cane per Hectare) of 81.98, highlighting a 5.5% increase in the crop result compared to last harvest, driven by a 3.0% increase in TCH and a 2.5% increase in ATR (Total Recoverable Sugar).

For the 2025 harvest, we estimate producing 2.3 million tons, with a TCH of 86.31.

Livestock

We have a stock of 16.3 thousand head of cattle, distributed across 16,720 hectares of active pastures in Brazil and Paraguay.

In the first four months of each crop year, cattle weight gain is historically lower due to rainfall distribution and pasture availability. During this period, the lower quantity and quality of dry pasture result in fewer cattle and lower weight gain, but these figures are within expected levels for this period.

Production Costs (BRL/ha)

It is important to note that the estimates are hypothetical data and do not constitute a performance guarantee. For more information about the Company's operational estimates, please refer to the projections section in our Reference Form.

São Paulo, February 6, 2025.

Gustavo Javier Lopez

CFO & IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2025	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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